                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [March], 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (X)           Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ( )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated March 4, 2003. Attached is English language version of the notice.

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The following table sets forth the notice of the 12th Annual Meeting of Mirae
Corporation.

-------------------------------------         ----------------------------------
1. The Date of Decision                       March 4, 2003
   (by Board of Directors)
-------------------------------------         ----------------------------------
   -- Attendance of Independent               Yes: 1
      Directors                               No: 1
-------------------------------------         ----------------------------------
   -- Attendance of Auditor                   No
-------------------------------------         ----------------------------------
2. The Purpose of Board of                    To approve The Date & Agenda  of
   Directors' Meeting                         The 12/th/ Annual Meeting
-------------------------------------         ----------------------------------
3. Date of The 12th Annual Meeting            9:00 a.m. on March 21, 2003
-------------------------------------         ----------------------------------
4. Place of The 12th Annual Meeting           Conference Room of The Head Office
                                              9-2 Cha-am Dong, Chun-an City,
                                              Choong-nam, Republic of Korea
-------------------------------------         ----------------------------------
5. Agenda                                     .  Report:
                                                 Report on Business and Audit
                                                 Results
                                              ----------------------------------
                                              .  Agenda:
                                              1) Approval of Balance Sheet,
                                                 Income Statement and Statement
                                                 of Disposition of Deficit for
                                                 the Fiscal Year 2002
                                              2) Approval of selective
                                                 amendments to the Articles of
                                                 Incorporation
                                              3) Appointment of New Directors
                                              4) Appointment of a member of
                                                 Audit committee
                                              5) Grant of Stock Options
--------------------------------------        ----------------------------------
6. Resolutions of Board of Directors          Approved as proposed
--------------------------------------        ----------------------------------
7. Others                                     --
--------------------------------------        ----------------------------------

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The following table sets forth the summary of approval of Stock Option Plan.

--------------------------------- --------------------------------------------
1. Grantees                       35 persons
--------------------------------- --------------------------------------------
2. Exercise Price                 --
--------------------------------- ---------------------  ---------------------
3. Exercise Period                Beginning Date         March 22, 2005
                                  ---------------------  ---------------------
                                  Expiration Date        March 21, 2010
--------------------------------- ---------------------  ---------------------
4. Granted Shares                 Common shares          2,110,000
--------------------------------- ---------------------  ---------------------
                                  Preferred shares       --
--------------------------------- ---------------------  ---------------------
5. Total Stock Option Granted     Total Grantees         105 persons
--------------------------------- ---------------------  ---------------------
                                  Total Shares Granted   4,645,000 Common shares
--------------------------------- --------------------------------------------
6. The Date of The 12th           9:00 a.m. on March 21, 2003
   Annual Meeting
--------------------------------- --------------------------------------------
7. The Place of The 12th          Conference Room of The Head Office
   Annual Meeting                 9-2 Cha-am Dong, Chun-an City,
                                  Choong-nam, Republic of Korea
--------------------------------- --------------------------------------------
8. The Date of Decision           March 4, 2003
   (by Board of Directors)
--------------------------------- --------------------------------------------
   -- Attendance of               Yes: 1
      Independent Directors       No: 1
--------------------------------- --------------------------------------------
   -- Attendance of Auditor       No
--------------------------------- --------------------------------------------
9. Others                         1)This plan  might be  changed  in  accordance
                                    with the resolution of the 12th Annual
                                    Meeting.
                                  2)The above No. 2, Exercise price, will
                                    be determined and modified by
                                    Securities Exchange Act of Korea.
                                  3)The above No. 1, Grantees, Han-Chul Shin and
                                    Hung-Sun Whang can exercise the option when
                                    the stock price is up to 3,000 Korean won.
--------------------------------- --------------------------------------------

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The following table sets forth the addendum of business of Mirae Corporation.

--------------------------   ----------------------------------------------
1. Summary of Changes        Additional      1) Manufacturing and Sales of
                             Business           Telecommunication Devices.
                                             2) Manufacturing and Sales of
                                                Telecommunication
                                                Instrumental Equipment
--------------------------   ----------------------------------------------
2. The Reason of Changes     To Add New Business
--------------------------   ----------------------------------------------
3. The Date of Decision      March 4, 2003
   (by Board of Directors)
--------------------------   ----------------------------------------------
   -- Attendance of          Yes: 1
      Independent Directors  No: 1
--------------------------   ----------------------------------------------
   -- Attendance of Auditor  No
--------------------------   ----------------------------------------------
4. The Date of The 12/th/    March 21, 2003
   Annual Meeting
--------------------------   ----------------------------------------------
5. The permission of         Not applicable
   related authoritative
--------------------------   ----------------------------------------------
6. Others.                   This plan will be proposed at the 12/th/ Annual
                             Meeting and might be changed in accordance with the
                             resolution of the 12/th/ Annual Meeting.
--------------------------   ----------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2003

By    /S/ MiRi Chung
      ----------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team